UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
September 25, 2006
BHP Billiton Plc
(Translation of registrant’s name into English)
Neathouse Place London SW1V 1BH United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F
☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes    ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Plc

Date: 25 September 2006	By:	Karen Wood

	Name:	Karen Wood
	Title:	Group Company Secretary

HEALTHY PEOPLE
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SAFE WORKPLACES
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ENVIRONMENTAL COMMITMENT
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SOCIAL RESPONSIBILITY
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ECONOMIC CONTRIBUTION
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SOUND GOVERNANCE
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LICENCE TO OPERATE

BHP Billiton Sustainability Report

Summary Report 2006

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Using our Sustainability Report

BHP Billiton Sustainability Full Report 2006

▶ http://sustainability.bhpbilliton.com/2006/

LICENCE TO OPERATE
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About this Report

Welcome to the BHP Billiton 2006 Summary Sustainability Report. This printed Summary Report is designed for general readership; further information is available in a detailed web-based Full Report. The web map provided above illustrates the site's key features and the direct web address is also provided at the base of each Summary Report page. The Full Report has been prepared in accordance with the Global Reporting Initiative (GRI) 2002 and has been independently assured to the Accountability AA1000 Assurance Standard by URS Australia Pty Ltd. A GRI Navigator outlines how each GRI indicator has been addressed. Your comments on our Sustainability Report are greatly appreciated and can be noted on the feedback form on our website.

Basis of Reporting

BHP Billiton is a Dual Listed Company comprising BHP Billiton Limited, BHP Billiton Plc and their subsidiaries. The two entities continue to exist as separate companies but operate as a combined group known as BHP Billiton.

Throughout this Report, the terms BHP Billiton, the Company and the Group refer to the combined group, including both BHP Billiton Limited and subsidiary companies and BHP Billiton Plc and subsidiary companies.

The statistics in this Report cover facilities owned and operated by BHP Billiton during the 12 months to 30 June 2006. Data are reported on a 100 per cent basis for facilities operated by BHP Billiton irrespective of our equity share, unless otherwise stated. Joint venture projects where we are not the operator are excluded, unless expressly stated. All dollar figures in the Report are US, unless otherwise indicated.

Performance data from the former WMC Resources Ltd (WMC) have been integrated into our 2006 Report with the exception of performance measures calculated as an intensity index. This approach recognises historic differences in data collection between the two companies. Performance data excludes the divested Samancor Chrome business.

Anyone seeking to rely on information in this Report or seeking to draw detailed conclusions from the data should contact the Company for verification and assistance.

Annual Review 2006

Licence to Operate

Sustainability Report 2006

Our Licence to Operate

The BHP Billiton Strategic Framework comprises seven strategic drivers: People, Licence to Operate, World Class Assets, the BHP Billiton Way, Financial Strength and Discipline, Project Pipeline and Growth Options. These drivers encompass the entire business and set the benchmarks by which the Company measures its performance.

The Framework is illustrated on our 2006 Annual Review cover and forms the basis for reporting. Our 2006 Sustainability Report cover reflects our approach and performance against the 'Licence to Operate' strategic driver, recognising that sound principles governing safety, business conduct and social, environmental and economic activities are integral to the way we do business.

▶ ABOUT THIS REPORT http://sustainability.bhpbilliton.com/2006/sustainability/about/
▶ GRI NAVIGATOR http://sustainability.bhpbilliton.com/2006/sustainability/about/griNavigator/

Message from the Chief Executive Officer
At BHP Billiton we recognise the intrinsic link between sound sustainability performance and long-term business viability. Our business Strategic Framework reflects this understanding, presenting Licence to Operate as a key Framework element.
In 2006 we achieved strong performance in a global market facing significant increases in commodity demand and sustainability performance expectations. On behalf of the Board and the management team, I extend my thanks to not only our employees and contractors but also their spouses, partners and families for helping our Company to achieve these results. The nature of our business means it takes a strong team effort to achieve our goals, and we recognise and greatly value this support.
Broader macroeconomic trends affecting our organisation and sustainability priorities include the increasing prominence of developing economies such as China, India and Brazil. In these parts of the world there are several billion people who over the last four or five years have had a greater opportunity to participate in economic development. At their current stage of development, raw materials supply is critical. Through our own technology research, technology partnerships and participation in broader industry initiatives, such as the International Council on Mining and Metals and the World Business Council for Sustainable Development, we aim to support the sustainable growth of emerging markets.
While very good progress has been made in implementing our Fatal Risk Control Protocols, our efforts have not been as effective as they need to be. Our thoughts are with the families and friends of the three people who lost their lives while working at our sites over the past year. We will continue to work tirelessly to achieve our goal of Zero Harm.
With the acquisition of WMC Resources Ltd in 2005, we are now a significant provider of uranium to the global energy market. We recognise the concerns of some of our stakeholders arising from involvement in this commodity and we are taking a leadership position in demonstrating sound stewardship of this and, indeed, with all of our products.
During the year we received advice that BHP Billiton would be included in an Australian Inquiry into the United Nations (UN) Oil-For-Food Programme. Our involvement relates to the funding of a shipment of wheat from Australia to Iraq in the mid 1990s. We are conducting our own internal review and have committed to publicly report our findings, taking into account the results of the Inquiry.
The continued growth in demand for our products has assisted us in the delivery of a very strong financial performance. It has also, however, created significant stresses in our operations and the industry more broadly as operations expand to meet demand. Skill shortages are a clear manifestation of this and we have initiated a number of programs to address the issue. The management team has also stressed that our commitment to sustainability must not be compromised in meeting that demand.
Our commitment to spending 1 per cent of pre-tax profits (on a rolling three-year average) on voluntary community programs remains, which ensures that our host communities continue to share in our success – both in the short and long-term. Examples include our efforts to support the management of major infectious diseases, such as HIV/AIDS and malaria.
Climate change remains a key focus area for the Company. We have maintained our programs to reduce greenhouse gas emissions from our operations and continue to gain experience in carbon trading. We also continue to fund a variety of climate change mitigation initiatives, such as the US FutureGen project, the Australian Coal Association’s COAL21 initiative and the Australian Cooperative Research Centre for Greenhouse Gas Technologies.
Our Full Report on our website has again been prepared in accordance with the Global Reporting Initiative 2002 Sustainability Reporting Guidelines and we believe it represents a balanced and reasonable representation of our organisation’s economic, environmental and social performance. We remain committed to the UN Global Compact, and this year we have expanded our reporting on UN initiatives in our Full Report to show how we contribute to the achievement of the UN Millennium Development Goals.
I welcome any feedback you have in relation to this Report and look forward to reporting our progress again next year as we continue to focus on creating value for all our stakeholders.
Chip Goodyear

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006 ▲	1

Performance at a Glance – HSEC Targets Scorecard
BHP Billiton’s Health, Safety, Environment and Community (HSEC) performance
(Baseline 1 July 2001 to 30 June 2002 for reduction targets except where stated otherwise)

Overall performance against target:

- Blue: Target exceeded or ahead of schedule
- Green: Target achieved (≥95%) or on track
- Orange: Target behind schedule
- Red: Target not achieved

Performance change since last reporting period:

- ▶ Performance tracking steadily
- ▲ Performance has improved
- ▼ Performance has declined

Zero Harm		Performance 2005/06
Zero fatalities	Red	Three fatalities at our controlled activities[1] (FY05: 3)
Zero significant environmental incidents (i.e. rated 3 and above on the BHP Billiton Consequence Severity Table)	Red	Three Level 3 environmental incidents (FY05: 3)
No transgressions within the Group's activities of the principles embodied within the United Nations Universal Declaration of Human Rights	Green	None identified (FY05: none)
Legal compliance Zero fines and prosecutions [2]	Red	Seven fines greater than US$1,000. Total fines paid US$479,809 (FY05: US$20,836)[3]

Management Systems		Performance 2005/06
All sites to undertake annual self-assessments against the BHP Billiton HSEC Management Standards (Issue 3)[4] and have plans to achieve conformance with the Standards by 30 June 2008	Red ▼	94 per cent of required self-assessments were completed at operating sites (FY05: 100%)
	Green ▶	An overall conformance of 3.9 out of 5 has been achieved, compared to our conformance target of greater than 4
All sites[5] to maintain ISO 14001 Certification	Green ▼	98 per cent of sites requiring ISO 14001 are certified or have been recommended for certification by their ISO auditor (FY05: 100%)
Risk management Risk registers to be in place and maintained at all sites[5] and within BHP Billiton businesses and Corporate offices	Green ▼	Risk registers are in place at 99 per cent of required sites, businesses and Corporate offices (FY05: 100%)

Health		Performance 2005/06
All sites[5] to implement a baseline survey on occupational exposure hazards and establish occupational hygiene monitoring and health surveillance programs	Green ▶	100 per cent of required sites have implemented baseline surveys (FY05: 100%)
Annual reduction in exposures above occupational exposure limits, expressed as a percentage of people of the workplace	Green ▲	Potential Occupational Exposure to Noise, if not for the use of personal protective equipment (PPE), reduced by 6 per cent from 2004/05, and reduced by 4 per cent compared to the baseline year of 2002/03 (FY05: 2% increase)
	Green ▲	During the year Other Exposures, if not for the use of PPE, reduced by 10 per cent from 2004/05, and reduced by 5 per cent compared to the baseline year 2003/04 (FY05: 5% increase)
20 per cent reduction in incidence of occupational disease by 30 June 2007	Blue ▲	During the year the incidence of occupational illness reduced by 10 per cent, resulting in an overall reduction of 46 per cent to date against the baseline 2002/3 (FY05: 36% reduction)

Safety		Performance 2005/06
50 per cent reduction in Classified Injury Frequency Rate[6] (excluding first aid treatments) at sites by 30 June 2007	Orange ▼	During the year our Classified Injury Frequency Rate (CIFR) increased from 3.9 to 4.8, resulting in an overall reduction to date of 28 per cent against the 2001/02 baseline CIFR of 6.7 (FY05: 42% reduction)

PERFORMANCE AT A GLANCE http://sustainability.bhpbilliton.com/2006/performance/targetsScorecard/

2	▲ BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006

Environment
Energy and Greenhouse
All sites with emissions greater than 100,000 tonnes per year of carbon dioxide equivalent[7] are required to have and maintain energy conservation plans with specific targets
All sites with emissions greater than 100,000 tonnes per year of carbon dioxide equivalent[7] are required to have and maintain greenhouse gas management programs
Aggregate Group target for reduction in greenhouse gas emissions per unit of production of 5 per cent by 30 June 2007
Water
All sites with fresh water consumption greater than 500 ML per year[9] to have and maintain water management plans
Aggregate Group target of 10 per cent reduction in fresh water consumption per unit of production by 30 June 2007
Waste
All sites[5] to have and maintain waste minimisation programs
Aggregate Group target of 20 per cent reduction in waste (excluding recycled and mining-related materials, such as waste rock, tailings, coal reject and slag) per unit of production by 30 June 2007
Land management
All sites[10] to have and maintain land management plans to protect and enhance agreed beneficial uses
Product stewardship
Life cycle assessments prepared for all major BHP Billiton minerals products[11] (incorporating participation in industry programs as appropriate)
Community
All sites[10] to prepare public HSEC reports at a local level (including incidents, community complaints and relevant site-specific emissions) on an annual basis
All sites[10] to have and maintain a community relations plan
Aggregate contribution to community programs, including in-kind support, of a target of 1 per cent of pre-tax profits, calculated on a three-year rolling average
Performance 2005/06
Energy conservation plans in place at 98 per cent of required sites and at eight sites that were below the emissions threshold (FY05: 100%; 11 sites)
Greenhouse gas management programs in place at 98 per cent of required sites and at seven sites that were below the emissions threshold (FY05: 100%; 12 sites)
During the year our greenhouse gas intensity index increased by 3 per cent, resulting in an overall reduction to date of 8 per cent against the baseline[8]
Water management plans in place at 99 per cent of required sites and at 27 sites that were below the usage threshold (FY05: 97%; 26 sites)
During the year our water intensity reduced by 6 per cent, resulting in an overall increase to date of 1 per cent against the baseline[8]
Waste minimisation programs in place at 97 per cent of required sites and at seven sites that were not required to meet this target (FY05: 98%; 14 sites)
During the year our general waste intensity index reduced by 14 per cent, resulting in an overall reduction to date of 24 per cent against the baseline[8]
During the year our hazardous waste intensity index increased by 22 per cent, resulting in an overall reduction to date of 38 per cent against the baseline[8]
Land management plans in place at 97 per cent of required sites and at 17 sites that were not required to meet this target (FY05: 98%; 21 sites)
Life cycle assessments (ISO14043 compliant) have been completed for all our major commodities
Performance 2005/06
HSEC reports were prepared by 95 per cent of required sites or businesses (FY05: 100%)
Community relations plans in place at 98 per cent of required sites and at 11 sites that were not required to meet this target (FY05: 98%; 22 sites)
Expenditure totalled US$81.3 million, equivalent to 1.45 per cent of pre-tax profits on a three-year rolling average (FY05: US$57.4 million; 1.59%)

NOTES

1.	Controlled activities are work-related activities where BHP Billiton directly supervises and enforces HSEC Management standards.

2.	Fines reported may relate to incidents that occurred in previous years.

3.	Prosecutions included are those that have been determined during the year and resulted in fines. They may relate to incidents that occurred in previous years. The only exception is a safety fine, which was received in the 2005 reporting period but was not reported last year as it was being held in trust pending appeal. The fine became payable in the 2006 reporting period.

4.	Issue 3 of the BHP Billiton HSEC Management Standards was introduced in September 2005.

5.	Includes 59 sites in total, excludes exploration and development projects, sites being divested, closed sites, and offices. Also excludes recent acquisitions e.g. WMC, which have two years to achieve compliance with target.

6.	A classified injury is any workplace injury that has resulted in the person not returning to their unrestricted normal duties after the day on which the injury was received.

7.	Forty-eight sites have emissions greater than 100,000 tonnes per year of carbon dioxide equivalent and, combined, account for 98 per cent of the Group’s greenhouse gas emissions.

8.	The Group’s intensity indices have been modified to exclude data from the Chrome business in all years, including the base year, as it was divested. Ex-WMC sites data have not been included in intensity indices as they were not part of the business when the baselines were set.

9.	Forty-six sites have fresh water consumption greater than 500 ML per year and, combined, account for more than 98 per cent of the Group’s consumption.

10.	Excludes petroleum platforms, exploration and development projects, closed sites, and offices with no significant community or land management issues. Also excludes recent acquisitions, e.g. WMC, which have one year to achieve compliance with the target.

11.	Excludes petroleum and diamonds.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006 ▲	3

Our Sustainability Challenges
Our sustainability challenges are those issues that we believe may have a material impact on our ability to be a successful business.
We recognise that these challenges are critical to our employees, their families, our host communities, the natural environment and the broader global community.
These challenges have been identified through a range of stakeholder engagements, performance benchmarking, internal audit and risk assessment activities.
Our key sustainability challenges, not in order of importance and requiring parallel action, are:
▶	Greenhouse Gas Emissions

▶	Access to and Management of Resources

▶	Sustainable Community Development and Closure of Operations

▶	Eliminating Fatal Risks

▶	Occupational and Community Health
Greenhouse Gas Emissions
Access to affordable energy, minerals and metals is a critical component of poverty alleviation and social and economic development. Our challenge as a member of global society is to help meet the world’s minerals and energy needs while mitigating the potential impact of greenhouse gas emissions on the climate.
Our approach to this challenge includes controlling the emissions that we produce at our sites and seeking ways to reduce the emissions produced by our customers when they consume our products, both now and in the future.
Looking forward, we will... define a process for Australian operations to meet emerging Energy Efficiency Opportunity legislation, participate in sector initiatives to define and share leading energy efficiency practice and undertake further energy efficiency reviews at our sites to continuously improve our performance.
Access to and Management of Resources
Our challenge is to achieve access to the resources relevant to our scope of operations while addressing heightened political and societal expectations related to obtaining and maintaining a ‘licence to operate’. In 2006 we expanded the scope of this challenge to consider access to water and skills, recognising that both are as critical as land access in determining long-term business viability.
Our approach to this challenge includes the implementation of land, water and biodiversity management plans at sites, formal risk and impact assessments, skills development programs, proactive stakeholder engagement and advocacy. For example, in conjunction with the International Council on Mining and Metals and the World Conservation Union, we have undertaken not to explore or mine in World Heritage properties.
Looking forward, we will... examine opportunities for biodiversity offsets and develop appropriate performance metrics, develop a Company Environmental and Social Impact Assessment Guideline, enhance strategies to attract and retain skilled people, and continue to improve our approach to water management.
SUSTAINABILITY AT BHP BILLITON
http://sustainability.bhpbilliton.com/2006/sustainability/challenges

4	▲ BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006

1. Mitigating our greenhouse gas emissions is critical to our business, the global community and the environment
2. Access to fresh water and the ability to efficiently use this resource are critical challenges for water-scarce areas
3. We aim to provide a positive, lasting legacy for our host communities
4. We aim to ensure that all employees and contractors understand and fully comply with all safety standards
5. The health of our employees and host communities is vital to the health of our business
Sustainable Community Development and Closure of Operations
Our challenge is to maximise the benefits to communities during the operational phase of a site so that a positive lasting legacy exists after closure.
Our approach to this challenge requires a consistent approach to the implementation of initiatives that will be sustainable beyond the life of the project, while being careful to avoid creating dependency on our support. This approach includes community participation and engagement, employee involvement, compliance with our Company Closure Standard and sharing our financial success with the communities in which we operate. Since 2002, the Company has met its target to spend 1 per cent of pre-tax profits (on a rolling three-year average) on voluntary community programs.
Looking forward, we will... implement our Closure Standard at all ‘controlled’ operations1, share knowledge and leading practice among our network of closure and rehabilitation practitioners, further integrate closure requirements into business systems and mine planning processes, undertake human rights self-assessments and implement risk-based human rights management plans at all sites.
Eliminating Fatal Risks
Our challenge is to fully implement and optimise the safety management standards we have developed. We need to ensure that all of our employees and contractors understand, rigorously apply and fully comply with these standards.
Our approach to this challenge includes effective leadership; improving our awareness and behaviour; implementing and maintaining rigorous standards and systems for managing risk; and developing and implementing our Fatal Risk Control Protocols.
Looking forward, we will... work with our contractors and suppliers to adopt standards and procedures consistent with our own, introduce behaviour-based safety programs, monitor and learn from ‘near-miss’ incidents, implement and review the effectiveness of our Fatal Risk Control Protocols, update our site risk registers annually and reduce our Total Recordable Injury Frequency Rate. This metric aims to improve the visibility of all workplace incidents by including the total number of medical cases, not just the ones requiring time away from the workplace or a change in duties.
Occupational and Community Health
Our challenge is to improve quality of life through both work-based and community health programs. This means we must promote an environment that contributes to our employees being both fit for work and fit for life.
We seek to apply a holistic approach to the management of health, targeting health impacts at work, at home and in the broader community. This includes standardised procedures for measuring, reporting and managing occupational exposure; Fit for Work/Fit for Life guidelines for managing drug and alcohol abuse, fatigue management, occupational rehabilitation, health promotion, job and task analysis and stress management; supporting major programs to combat infectious disease in the regions where we operate and supporting activities that offer health benefits that extend beyond the communities in which we operate (e.g. HIV/AIDS research).
Looking forward, we will... continue to implement our stringent Exposure Standards, increase our focus on fatigue management, use of personal protective equipment and monitoring occupational illness, work with other organisations to conduct HIV/AIDS immunotherapy trials, and further develop our preparedness to respond in the event that avian flu affects our communities
1.	Controlled operation is any operation owned and operated by BHP Billiton or managed by the Company in a joint venture.

SUSTAINABILITY AT BHP BILLITON
http://sustainability.bhpbilliton.com/2006/sustainability/challenges

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006 ▲	5

Sustainability at BHP Billiton
Our vision for sustainable development is to be the company of choice – creating sustainable value for shareholders, employees, contractors, suppliers, customers, business partners and host communities. Central to our vision is our aspirational goal of Zero Harm to people and the environment.
We aim to create sustainable value through our willingness to invest for the future while ensuring we deliver value in the shorter term.
The Business Case
Our bottom-line performance is dependent on ensuring access to resources and securing and maintaining our licence to operate and grow. Maximising the bottom-line is, however, about recognising the value protection and value add that can be achieved through enhanced performance in non-financial aspects.
Beyond the Business Case
Beyond the business case described above, there are also many societal benefits that flow from integrating aspects of sustainability into our business. These benefits include, but are not limited to, contributing to improved standards of living and self-sustaining communities.
Our Strategy
Our sustainable development strategy comprises two dimensions – a business dimension and a sustainability dimension – that together contribute to bottom-line performance.
The business dimension represents traditional contributors to a financially successful and competitive business, as without a profitable business we are unable to contribute to the broader goals of sustainability. Elements include business excellence and customer focus; portfolio diversity; deep inventory of growth projects; and quality long-life assets.
The sustainability dimension includes aspiring towards zero harm to people, host communities and the environment; ensuring effective governance and risk management processes are in place; recognising the need to be socially responsible and contribute to sustainable community development; and ensuring the broader economic contributions of our operations are effectively injected into the regions where we operate.
Measuring Progress
At the operational level, we encourage our managers to increasingly seek out leading practice in health, safety, environment and community performance.
On a strategic level, we encourage management teams to identify opportunities that drive sustainable value creation.

Reduced business risk and enhanced business opportunities
Enhanced Gaining and Improved Improved maintaining brand stakeholder standards our licence to recognition trust of living operate and and reputation grow
Enhanced Self-sustaining economiccommunities contributionsVALUE
CREATION
Enhanced Improved ability to operational strategically
performance Enhanced and plan for the Enhancement resource efficiency longer-term of biodiversity conservation Improved work/life balance Improved Maintained attraction and security of retention of our operations workforce
Company value Societal value
At the commodity level, we encourage our businesses to demonstrate stewardship by building partnerships across the life cycles of our products to deliver broader business and societal returns.
Engaging Stakeholders
Every day we interact with numerous people from varied backgrounds. We are committed to maintaining and promoting dialogue with our stakeholders and remaining responsive to the global community’s concerns and aspirations.
We recognise the importance of trust to relationship building. Being accountable is paramount, as is transparency with our communications and documentation. Our Charter, Sustainable Development Policy, HSEC Management Standards and Guide to Business Conduct all promote a commitment to acting with honesty, integrity and fairness in all our activities.
Our key stakeholders are generally identified as people who are adversely or positively impacted by our operations, those who have an interest in what we do, or those who have an influence on what we do.
In 2006 our stakeholder engagements included:
•	regular interaction with consultative committees in the communities in which we operate

•	bi-annual meetings with our Forum on Corporate Responsibility, that consists of representatives of our senior management team, leaders of several key non-government organisations (NGOs), and community opinion leaders

•	a major dialogue session with a range of NGOs, socially responsible investment (SRI) community, academia, government and employee representatives on biodiversity and uranium

•	annual update to SRI representatives.

SUSTAINABILITY AT BHP BILLITON
http://sustainability.bhpbilliton.com/2006/sustainability/

6	▲ BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006

Our Stewardship Approach
Stewardship is a principle that calls on all those involved in the product life cycle to share responsibility for minimising the environmental and human impacts that result from the production, use and disposal of the product.
BHP Billiton has embraced the concept of stewardship as an integral part of our commitment to sustainable development. Our HSEC Management Standards define our approach to stewardship as the means to ensure that ‘the HSEC impacts, associated with resources, material, processes and products are minimised and managed’.
Key Stakeholders
In the life cycle of the commodities produced by BHP Billiton, key stakeholders include:
•	processors

•	manufacturers

•	users and end-users (recyclers/reusers/disposers)

•	suppliers

•	transport chain that links the different sectors.
Our Products’ Life Cycle
The life cycle of our products varies depending on the nature of the product. For the majority of our products the life cycle comprises:
•	resource extractors – a BHP Billiton mine or oil field

•	processors – note that for some products, such as nickel and aluminium, we are both the extractor and processor

•	manufacturers

•	users.
At the end of the life cycle the product is reused, recycled or disposed of.
The four types of stewardship are illustrated below, using a generic product life cycle.
While material, process and product stewardship apply across the life cycle, resource stewardship is most prominent in the early stages of the life cycle. Common to all parts of the life cycle are the transport and marketing functions, as both play a critical role in stewardship.
Industry Initiatives
We are actively involved in several product stewardship initiatives, including:
•	Nickel – Nickel Institute

•	Copper – International Copper Association

•	Lead – Green LeadTM project

•	Silver – Silver Research Consortium

•	Diamonds and gold – Council for Responsible Jewellery Practices and the Kimberley Process Certification Scheme

•	Uranium – Uranium Industry Framework Steering Group and the World Nuclear Association.
Working with Others
Most mining and mineral processing companies do not traditionally integrate product manufacture into their businesses. We, however, recognise that implementing stewardship principles in collaboration with our key stakeholders has strong business merit through maintaining market access, providing the opportunities for product differentiation and maximising opportunities for recycling and reuse.
This year we engaged extensively with our specialist marketing personnel across the globe to develop a clearer understanding of the role of marketing in the implementation of stewardship principles, and how we can work collaboratively with our customers to reduce the negative impacts of minerals production on the community and the environment.
Uranium Stewardship
With the acquisition of the Olympic Dam copper and uranium mine in South Australia last year, we recognise the importance of demonstrating strong leadership in the management of this commodity. Our uranium strategy recognises that to be a world leading supplier of uranium concentrate requires a foundation based on uranium stewardship.
We are active members of the Australian Uranium Industry Framework Steering Group and its Uranium Stewardship Working Group, and chair the World Nuclear Association Uranium Stewardship Working Group.
Radiation safety is an integral consideration at all stages of the product life cycle. Personnel at our Olympic Dam operation are monitored to ensure compliance with relevant standards. Road, rail and ocean freight is approved by the Australian Safeguards Non Proliferation Office (ASNO). Our exports approval process involves a variety of national and international agencies and we only sell to countries approved under bilateral agreements with the Australian Government and which are signatories to the international Nuclear Non-Proliferation Treaty.
Stewardship Types – Generic Product Life Cycle
The same model can be expanded upon for each individual stage within the overall product life cycle.
MATERIAL STEWARDSHIP (Inputs: e.g. consumables, energy, water, explosives, equipment)
RESOURCE STEWARDSHIP (e.g. optimising recovery from an individual orebody)
EXTRACTOR & PROCESSOR & MANUFACTURER & USER & REUSER
Marketing Transport Marketing Transport Marketing Transport Marketing Transport
RECYCLER DISPOSER
PRODUCT STEWARDSHIP (e.g. life cycle of a commodity such as lead)
PROCESS STEWARDSHIP (Outflows: e.g. emissions, leakages, waste, greenhouse gases)
SUSTAINABILITY AT BHP BILLITON
http://sustainability.bhpbilliton.com/2006/sustainability/stewardship/

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006 ▲	7

Governance
At BHP Billiton we believe that to maintain our position as one of the world’s leading companies we must commit to the highest standards of governance. Therefore, in addition to the corporate governance processes that manage the broader affairs of the Company, we have a number of processes in place to implement our commitment to sustainable development.
Structure and Responsibilities
Our organisation for sustainable development, as illustrated, is characterised by the following key features:
•	the Sustainability Committee of the Board oversees HSEC matters across the Group

•	business line management has primary responsibility and accountability for HSEC performance

•	the HSEC function provides advice and guidance and advocates leading practices directly and through a series of networks across the business

•	executive remuneration is directly linked to performance indicators that include health, safety, environment and community targets.
Hierarchy of Systems and Documents
Our hierarchy of systems and documents, as illustrated, represents our HSEC management system and other related Company policies and documents.
Central to our business is our Company Charter, which states our ‘overriding commitment to health, safety, environmental responsibility and sustainable development’.
Supporting the values of our Charter is our Sustainable Development Policy. While we strive to deliver strong financial returns to shareholders, we fully recognise and deliver on our wider responsibilities to our stakeholders: as the Policy states ‘our objective is to be the company of choice – creating sustainable value for our shareholders, employees, contractors, suppliers, customers, business partners and host communities’. Integral to this is our aspirational goal of Zero Harm.
The Guide to Business Conduct applies to our entire workforce, regardless of their specific job or location. It provides employees and contractors with direction and advice on conducting business and interacting with governments, communities and business partners.
The BHP Billiton HSEC Management Standards form the basis for the development and application of HSEC management systems at all levels in the Company and represent a key process through which we drive our contribution to sustainable development.
The Standards cover all operational aspects and activities across the entire life cycle of operations that have the potential to affect HSEC, either positively or negatively. The terminology Health, Safety, Environment and Community (or HSEC) has been utilised throughout the Standards to highlight four key components of sustainable development. These are:
•	Health – promoting and improving the health of the Company’s workforce and host communities

•	Safety – ensuring that safety values are not compromised, and providing a workplace where people are able to work without being injured

•	Environment – promoting the efficient use of resources, reducing and preventing pollution, and enhancing biodiversity protection

•	Community –
•	internal community – engaging regularly with employees and contractors

•	external community – engaging regularly with those affected by our operations, including our host communities

•	human rights – understanding, promoting and upholding fundamental human rights within BHP Billiton’s sphere of influence.
Central to the HSEC Management Standards is a requirement for an auditing process to check that our Charter, Sustainable Development Policy and HSEC Management Standards are being applied and to verify performance. Procedures, protocols, guidelines and toolkits have also been developed to provide guidance and support in implementing our HSEC Management Standards.
Sustainable Development Organisational Structure
Risk & Audit Sustainability Committee BHP Billiton Board Committee of the Board of the Board Global Ethics Executive Corporate HSEC Panel Management* Customer CSG HSEC Sector Groups Representatives Site Line HSEC Personnel Management
HSEC Forum
HSEC Networks
*Authority to manage the business is delegated to the CEO. The CEO on-delegates authority to committees, including the Office of the Chief Executive and the Executive Committee, and individuals.
Hierarchy of Systems and Documents
OTHER KEY POLICIES AND DOCUMENTS
Charter
• Guide to Business Conduct • Enterprise-Wide Risk
• Policy on Independence Management Policy Sustainable of Directors • Employment Principles Development Policy COMPANY
• Closure Standard • Crisis and Emergency -• Investment Process Manual Management Systems HSEC Management WIDESYSTEMS and Standards Standards • Fatal Risk Control Protocols • Records Disposal Manual • Carbon Pricing Protocol • Fit for Work/Fit for Life • Anti-Trust Protocols • Incident Cause Analysis Procedures, Protocols,
Method (ICAM) Guidelines and Toolkits Business-based HSEC Management SystemsSYSTEMS BUS IN ESS Operational HSEC Procedures -
WIDE
GOVERNANCE – OUR APPROACH
http://sustainability.bhpbilliton.com/2006/governance/

8	▲ BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006

Our Performance – Governance
Risk Management
Comprehensive risk registers are maintained at our operations and within our business groups. Risks are identified and assessed using the common methodology specified in our Enterprise-Wide Risk Management (EWRM) Standards.
Our HSEC risk assessment methodology has been further refined, including an external benchmarking program, to further improve the identification, understanding and effective management of potential catastrophic events.
Our operational risk assessment methodology has been developed to provide quantitative justification for risk-reduction investments. The methodology has been piloted at three major port operations and an alumina refinery.
We have continued with our efforts to fully integrate risk management into our key business processes such as Business Development, Global Supply, Asset Protection and the Global Maintenance Network.
Management Systems Review
Our Sustainable Development Policy has been translated into ten languages and rolled out to all operating assets and businesses. The Policy is supported by a comprehensive Policy Guide and training materials.
The second triennial Company-wide HSEC audit cycle was marked by the rollout of our revised and more stringent HSEC Management Standards. In the current reporting year, 15 audits were completed against the broader scope of the revised HSEC Management Standards.
Business Conduct
We recognise the need to continuously reinforce and refresh business conduct principles. A key part of the assurance process is an annual communication by the Chief Executive Officer to his direct reports to ensure that the Guide to Business Conduct has been rolled out and understood. This requirement is then cascaded through the Company. Communication of the Guide is facilitated with posters, a printed summary version of the Guide, electronic information and other communication tools. An addendum was produced in February 2006 to reflect the adoption of a new regional fraud hotline service and the Sustainable Development Policy.
During the year we received advice that BHP Billiton would be included in an Australian Inquiry into the UN Oil-For-Food Programme. Our involvement relates to the funding of a shipment of wheat from Australia to Iraq in the mid 1990s. We are conducting our own internal review and have committed to publicly report our findings, taking into account the results of the Inquiry. The internal review is well advanced and includes an assessment of compliance by BHP Billiton and its employees with the law and with its own business conduct requirements. It will also include a report on remedial actions.
The Board took a decision in October 2005 to cease the trial of a whistle-blowing service in South Africa. We have returned to running one globally consistent in-house system.
There were 81 enquiries to the Business Conduct Helpline and Fraud Hotline systems in the year to 30 June 2006. The most common issues related to gifts, human resources, conflict of interest and harassment/pornography. 59 per cent of calls originated from Australia, 19 per cent from southern Africa and 19 per cent and 2 per cent respectively from South and North America.
Business Conduct and Fraud Hotline Enquiries – By Category 2005/06
Gifts 16% Harassment/ Pornography 14% Human Resources 15% Conflict of Interest 12% Use of Company Property/Resources 8% Outside Activities 3% Other 32%
Audit and Self-Assessment
With the revision of the HSEC Management Standards and the Audit and Self-Assessment Protocols during the previous reporting period, learnings from the first triennial audit cycle are being taken into account in this year’s audit process. Fifteen site audits have been conducted against the revised HSEC Management Standards since October 2005. A total of 106 audits have been conducted since the audit program commenced in September 2001, involving 318 BHP Billiton personnel and external auditors.
As in previous years, operating sites not audited during the year were required to undertake self-assessments against the Standards. The results from these 61 self-assessments have been combined with the audit results to give the average level and range of conformance for each of the Standards presented in the graph. An overall conformance of 3.9 out of 5 was achieved against the revised and more stringent HSEC Management Standards (Issue 3) and is on track to meet our target of full conformance (a score of greater than 4 out of 5) with the Standards by 30 June 2008.
Audit and Self-Assessment Scores against each of the HSEC Management Standards
01/02
5.0 4.5 4.0 3.5 3.0 2.5 2.0 1.5 1.0 0.5 0.0
02/03
03/04
04/05
05/06 Average
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 Standard Standard Standard Standard Standard Standard Standard Standard Standard Standard Standard Standard Standard Standard Standard
http://sustainability.bhpbilliton.com/2006/governance/ourPerformance/
OverallConformance
GOVERNANCE – OUR PERFORMANCE

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006 ▲	9

Our Performance – Health
The health and wellbeing of people is central to the success of our business and, accordingly, understanding the potential for health risks and establishing suitable mitigation measures are integral to the success of our journey towards Zero Harm.
Health risks continue to be an area where we are attempting to reduce potential short and long-term impacts. These health risks are diverse in the areas in which we operate and are not only related to work processes. Significant community-based health risks exist in our business, and we continue to contribute to the management of these issues on both a local and global basis.
Fit for Work/Fit for Life
Efforts to implement our Fit for Work/Fit for Life initiative continued during the current reporting year. This Company-wide initiative was launched in the previous reporting year to assist our drive towards Zero Harm by seeking to promote a consistent approach to the management of health issues in the work environment. The initiative recognises that many health issues have not only the potential to impact on our safety performance, but can also cause community issues, and consequently impact on our ability to contribute to sustainable development.
During the reporting year two Practice Leaders were appointed to assist sites with the implementation of the program, with one of these positions specifically focused on fatigue management, which is a complex issue of risk within the Company.
Occupational Illnesses
During the year, 123 new cases of occupational illness* were reported throughout the Company, a reduction from 152 last year, resulting in an overall reduction to date of 46 per cent against the baseline numbers for 2002/03. The breakdown of these new illnesses is shown in the graph below. This reduction in new cases of occupational illness means we are on target to exceed the 20 per cent reduction target across the Company by June 2007.
New Illnesses by Type 2005/2006
New Illnesses by Type 2005/06
Noise-Induced Hearing Loss 32%
All Respiratory Disease 32%
Repetitive Trauma (excluding noise) 12%
Other Illnesses 24%
· An occupational illness is an illness that occurs as a consequence of work-related activities or exposure.
Occupational Exposures
When compared to the previous period, potential exposures to noise, if not for the use of personal protective equipment (PPE), have decreased by 6 per cent across the Company. For other exposures there has been a 10 per cent decrease in exposures expressed as a percentage of employees, if not for the use of PPE. This is a result of our concerted efforts to reduce these exposures over time. We will continue our focus on this challenge to further improve these figures.
Managing potential exposure to substances that may cause cancer is a major concern for the Company. Our Diesel Particulate Initiative, which focuses on reducing exposure to diesel exhaust fumes, has been taken to our underground mining operations where the potential for exposure is highest.
We have also initiated a research program with an external manufacturer to explore technology to further reduce acid mist exposure that occurs in some of our metal processing plants. Other principal exposures relate to dust, heat, welding fumes and vibration. Vibration exposures mainly occur in drivers of earthmoving equipment and in the longer term may result in back injury or pain. In addition to other health and safety modifications, we continue to work to reduce vibration exposures as part of our strategic alliance with Caterpillar, our major earthmoving equipment supplier.
Percentage of Employees in Potential Exposures* 2005/06 Unit: Per cent (%)
100% 80% 60% 40% 20% 0%
Between Action Level† and Occupational Exposure Limit
Greater than Occupational Exposure Limit
Greater than Noise Exposure Limit
* i.e. would be exposed if not wearing PPE. † Action Level is 50% of the Occupational Exposure Limit.
AluminiumBase Metals Carbon Steel Materials Steel StainlessMaterials Energy Coal Petroleum
Diamonds and Specialty Products
BHP Billiton
Community Health
Malaria is a significant health issue for our operations in Mozambique and Brazil, and in many other areas where we have development activities. During the year we continued our support of the Medicines for Malaria Venture to develop new anti-malarial medication. The Venture, established through the World Health Organisation, aims to provide affordable anti-malarial drugs to people in disease-endemic countries. Concurrently, we continued our support of the mosquito spraying program in southern Africa.
In the Northwest Territories of Canada, tuberculosis is a significant issue among the Inuit population, which, as a consequence, has an impact on our EKATI Diamond Mine operation. Our study in EKATI to limit the spread of tuberculosis is progressing through stages of approval prior to its full implementation.
The HIV/AIDS immunotherapy project initiated during the previous year has progressed to a point where it is hoped that a clinical trial will commence in the coming year. BHP Billiton has assisted in recruiting other organisations to provide funding and has provided logistic support and funding to develop the early stages of the clinical trial program. If this treatment proves successful, it will potentially provide an approach to the epidemic that can be delivered to a wider number of the affected population, and reduce the often significant compliance issues and costs associated with anti-retroviral medication.
HEALTH – OUR PERFORMANCE
http://sustainability.bhpbilliton.com/2006/health/ourPerformance/

10	▲ BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006

Our Performance – Safety
The safety of our employees, contractors and the communities in which we operate is an integral part of our business. Our goal is Zero Harm.
To this end, we seek to create a mindset and an environment where people believe it is possible to work injury free – regardless of where they are in the world, what role they undertake or in which business they work.
Across the Company we manage safety through our risk-based HSEC Management Standards. Our business line managers are accountable for the implementation of these Standards and responsible for ensuring that supporting systems and procedures are in place. We are confident that our Standards and associated systems are the right ones, and have directed our efforts towards the effective and consistent implementation of these across the organisation.
Fatal Risk Control Protocols
The Fatal Risk Control Protocols (FRCPs) were developed in 2003 with the goal of establishing clear expectations for managing identified risk areas at leading-practice level. In 2005 Global FRCP Facilitators were appointed for each of the Protocols to act as a subject matter expert in assisting sites with meeting and understanding the Protocol requirements.
In the current reporting year our focus has been on ensuring continued compliance and supporting the former WMC assets in the implementation of the Protocols. Facilitators have analysed shortfalls in the implementation of the Protocols that contributed to significant incidents across the Company and presented this information to sites and management. Guidelines for the effective implementation of each Protocol and an online leading practice library have been developed. To further share knowledge, we continued our support of a dedicated FRCP intranet site and Community of Practice.
Contractor Partnering and Engagement
A key focus of our safety management systems is working closely with our contractors to ensure their safety approach and management systems align with ours. In 2005/06, contractors represented 64 per cent of our total workforce.
During the reporting year we conducted forums in Australia and South America where CEOs of our contract partners joined us to discuss our safety approach and how we can work together to drive improvement. A similar forum is also planned for southern Africa in late 2006. To complement this we also conducted Contractor Safety Training Seminars in Australia, South America and southern Africa that targeted both Company and contractor representatives from our operations. As a result, the Contractor
Fatalities
Despite a significant improvement in our overall safety efforts, we are saddened to report that three fatal incidents occurred during the reporting period at our controlled operations. This is compared to three in the previous period. Each of these incidents has been thoroughly investigated, utilising our Incident Cause Analysis Methodology (ICAM), with lessons learnt shared across the organisation.
Fatalities at Controlled Operations 2001/02 to 2005/06
20
16
Safety Management Course was expanded to include health and environment. Ongoing assistance with safety training was also provided by our three regional training leaders appointed this year. Our FRCP Global Facilitators can also assist contractors with aligning their safety systems to those of the Company.
Significant Near Miss Reporting
A key platform of our improvement strategy is to promote, encourage and recognise high levels of significant near miss reporting as a positive and healthy indicator of:
•	shortcomings in the application of our systems and procedures

•	high safety awareness of potential hazards and risks in the workplace

•	invaluable free lessons to assist in the prevention of fatalities

•	openness, trust and transparency of reporting

•	increased safety maturity.
This reporting year we had a threefold increase in the number of significant near misses reported, providing us with our most valuable information for improvement. These near misses are tracked and reported against the FRCP categories. Analysis indicates that the key exposures and areas for improvement are surface mobile equipment, isolation and working at heights. Where analysis indicates a high frequency of repeat events, we issue a
Classified Injury Frequency Rate
A classified injury is any workplace injury that results in the person not returning to their unrestricted normal duties after the day on which the injury was received. The Classified Injury Frequency Rate (CIFR)
is the number of classified injuries per million work hours.
In the current reporting year, CIFR increased from 3.9 to 4.8, in part due to a range of acquisitions and divestments made in the previous reporting period. Encouragingly, the duration rate, which measures the impact of injuries on people, decreased by 28 per cent. We are confident that we are on track to meet our target of a 50 per cent reduction in CIFR by 30 June 2007 against the baseline year 2001/02.
Classified Injury Frequency Rate Comparable Performance 2001/02 to 2005/06
12 8 4 0
fatalities
of Number
8 6 4 2 0
01/02 02/03 03/04 04/05 05/06
Contractors Employees
injuries per million work hours Classified
01/02 02/03 03/04 04/05 05/06
Total Recordable Injury Frequency Rate
In June 2005, we started monitoring Total Recordable Injury Frequency Rate (TRIFR) as the means to track injuries in our Company. This move aims to improve the visibility of all workplace incidents by including the total number of medical treatment cases per million work hours (excluded from CIFR). In 2005/06 we recorded a TRIFR of 8.7. Although this result compares favourably with international benchmarks (see Full Report), we take no comfort from our relatively good performance and our goal remains Zero Harm.
Repeat Incident Alert. This Alert highlights common issues and lessons and is directed to both management and individuals involved in the activities.
This year we also commenced highlighting Zero Barrier Incidents: close-call events where key preventative barriers were breached. Our ability to take heed of the signals from near miss events is crucial to our efforts in eliminating injuries and fatalities.
SAFETY – OUR PERFORMANCE
http://sustainability.bhpbilliton.com/2006/safety/ourPerformance/

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006 ▲	11

Our Performance – Environment
Our objectives for environmental management are outlined in our Sustainable Development Policy, which states that we will:
•	strive to achieve leading industry practice

•	meet or, where less stringent than our standards, exceed applicable legal and other requirements

•	set and achieve targets that promote efficient use of resources and include reducing and preventing pollution

•	enhance biodiversity protection by assessing and considering ecological values and land-use in our activities.
Environmental Incidents
During the reporting period three significant environmental incidents were reported: the accidental release of a leaching solution at the Tintaya mine (Peru) and a release of mine-impacted water at the Optimum Colliery (South Africa). A small oil spill from the Liverpool Bay Lennox platform (United Kingdom) was also reported. In all cases, remedial actions were put in place to mitigate impacts, stakeholders were notified and investigations undertaken. Longer-term corrective and preventative actions have been identified and are being implemented. Our definition of ‘significant’ is conservative to ensure all learnings are captured from relevant HSEC incidents.
Closure
Our Closure Standard requires each asset to review its existing closure plan and make adjustments to align with the requirements of the Standard. The reviews will be finalised next year and include a rigorous assessment of site-specific closure risks, identification of risk management actions and the development of reasonable and accurate closure cost estimates. To assist this process a series of closure planning workshops was convened during the reporting year and a Community of Practice was established.
Biodiversity
Biodiversity is a critical aspect of environmental management and we are working to integrate this consideration into our business activities. Over the reporting period, 31 sites contributed to biodiversity-related research and development, with expenditure totalling US$2.68 million. In addition, 48 sites reported engaging in biodiversity-related activities, in addition to ongoing rehabilitation.
Resource Use
Our energy, water, waste and land targets are focused upon driving initiatives that promote the efficient use of resources.
Land
The total footprint of land owned, leased or managed was 3.2 million hectares, of which 4 per cent is used for mining, processing plants and infrastructure.
The amount of land newly disturbed over the reporting period was around 5,000 hectares, a similar level to last year. Land rehabilitated increased by 30 per cent to 2,410 hectares, largely due to additional rehabilitation at closed sites in the Base Metals Customer Sector Group (CSG).
Energy
Our energy consumption decreased slightly from 309 petajoules in the previous reporting period to 304 petajoules.
Water
Access to water is one of our key sustainability challenges. High-quality water consumption amounted to 170,250 megalitres, increasing from 153,170 megalitres reported last year. The increase was due to additional consumption associated with the inclusion of former WMC interests. Our Stainless Steel Materials and Carbon Steel Materials CSGs continued to be the major consumers of fresh water. Initiatives to reduce high-quality water consumption included improved metering; auditing; water balance assessments; increased recycling and reuse of mine water, stormwater and grey water; and implementing training and awareness programs.
Waste
Our operations generated 235,460 tonnes of general waste in the reporting period, of which 30 per cent was recycled, reused, or composted; 68 per cent was disposed to landfill (a slight increase on last year); and 2 per cent was incinerated. 43,530 tonnes of hazardous waste were disposed of compared with 67,710 tonnes last year, largely due to the divestment of some Stainless Steel Materials CSG interests.
Emissions
Central to our goal to achieve Zero Harm to the environment is our focus on reducing and preventing pollution.
Greenhouse Gases
Our total greenhouse gas emissions amounted to 51 million tonnes of carbon dioxide equivalent, a similar level to that reported in the previous reporting period. Major contributions were from aluminium smelters and Carbon Steel Material CSG operations.
Footnote to graphs

1.	The intensity indices have been modified to exclude Chrome which was divested. Ex-WMC sites data has not been included in intensity indices as they were not part of the business when the baseline was set but are included in all aggregate data.

The intensity index has been developed as a Company-wide performance indicator on environmental parameters, such as energy use, greenhouse gas emissions and high quality water consumption. The ‘index’ concept allows performance from different business groups or sites, all of which may have different operating conditions and product mixes, to be added together to form an overall indicator per unit of production. The baseline year for the intensity indices is BHP Billiton’s fiscal year 2001/02 and has a value of 100 for that year.

12	▲ BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006

Our Performance – Community
Building relationships and partnerships is really at the heart of our business. There is very little we can do on our own – our ability to work cooperatively with others, from business partners and governments through to non-government organisations and host communities, impacts both directly and indirectly on our business.
The range of activities our community relations practitioners are required to undertake to build relationships continues to grow, as we aspire to achieve our goal of sharing our success and being valued by our host communities.
Key activities include educating and informing stakeholders about our operations, responding to queries, providing opportunities to build a strong dialogue process so stakeholders can freely express their views and opinions, and facilitating their participation in decision-making in aspects of our business that relate to them. We aim to support community development by providing training and employment opportunities for local people and supporting local businesses.
The diversity of locations, languages and cultures that frame our interactions with people from our host communities adds a further layer of complexity to the task. Community practitioners play a critical role in building relationships in an area that is challenging but that has the potential to be extremely rewarding. During the year we have focused on our people and how we can better support them in these important roles, knowing that they are key to ongoing improvements in our social performance.
Community Relations
Our HSEC Management Standard 7 forms the basis of our approach to communication, consultation and participation with stakeholders. The intent is that ‘effective, transparent and open communication and consultation is maintained with stakeholders associated with BHP Billiton activities. Stakeholders are encouraged to participate in and contribute to sustainable development through HSEC performance improvement initiatives’.
In line with our HSEC target, 98 per cent of sites required to have community relations plans have operational plans in place or were covered by a regional plan developed by the business group. This result is the same as for the last reporting period, with only one site yet to formalise their community relations plan.
For sites required to have a site-based HSEC Report, 95 per cent of sites had done so, which is slightly lower than the 100 per cent achieved last year. Two assets that met this target in 2004/05 and one of our newer assets have not produced Reports this financial year.
Global Community Network
In March 2006 the Company formalised and launched its Global Community Network. The Network now has over 260 members throughout the Company and around the world, including community relations practitioners, HSEC personnel and asset managers. The purpose of this Network is to provide employees with a range of resources and knowledge-sharing opportunities to assist them in achieving best practice community relations outcomes. To aid this process, the Network conducted an Internal Capacity Building Survey of all Network members in May 2006 to identify current skills and potential training and development needs within the Company’s community function.
The Global Community Network has identified four key social issues that form the basis of its work program for the current and future reporting periods. These issues include Human Rights (including Indigenous Rights), Stakeholder Relationships, Social and Economic Impacts and Community Development. To address these key issues, four Network workgroups have been established to focus on social requirements in project tollgating, measurement of socio-economic contributions, community development project evaluation and assessment, and internal capacity building.
Community Contributions
In 2005/06, the Employee Matched Giving Program was rolled out globally to all BHP Billiton managed sites. During 2005/06, BHP Billiton contributed US$824,230 to around 400 not-for-profit organisations to match its employees’ cash contributions, volunteering and fundraising activities.
In response to the devastating earthquake in Pakistan in October 2005, we joined with the Government of Pakistan and local and international NGOs to support relief efforts through financial contributions of US$310,000. With the help of local and worldwide employees and matched donations from our Matched Giving Program, the Company’s total contributions reached more than US$600,000 to the earthquake relief efforts, which was used for urgent humanitarian programs, the reconstruction of houses, medical supplies and mobile medical units.
This year we commenced mapping our Community Contributions spend against the United Nations Millennium Development Goals, recognising that the intent of the Goals align with our sustainability values and presents a consistent global framework for measuring tangible progress. We aim to further enhance our approach to reporting against the Goals in the next reporting period.
Human Rights
Our Human Rights Self-Assessment toolkit is used by sites to assist them in appraising their potential exposure to human rights issues. The toolkit has been revised and updated in collaboration with all CSGs to integrate it with our risk management processes and ensure consistency with our target of ensuring there are no transgressions of the principles of the UN Universal Declaration of Human Rights.
Thirty-five sites have reported that they have completed the Human Rights Self-Assessment this year and many have undertaken training of site and security personnel. We continue to recognise that training is a key area requiring improvement, and this will be addressed as part of the Global Community Network work program.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006▲	13

Our Performance – Socio-Economic
The socio-economic aspects of our operations relate to how we manage our people and contribute to the economies within which we operate. Our priorities are:
•	our relationships with our employees and contractors: development of our leaders; diversity, including Indigenous employment; training; remuneration and other benefits of our employees
•	our economic contribution to society: the payments we make to governments, including taxes and royalties, and the added value we provide as a result of our operations and their broader contributions through aspects such as payments to suppliers and employees.
Employee Relations
Employee relations at BHP Billiton is the responsibility of local and business unit management. Each business is required to:
•	implement employment arrangements that deliver outcomes consistent with our Charter, Sustainable Development Policy and Guide to Business Conduct
•	build open and productive relationships with employees and provide processes to address workplace issues in an equitable manner
•	ensure that employees have the opportunity to develop skills that allow them to contribute to business success, and are recognised and rewarded for those results
•	support fundamental human rights and freedom of association and ensure legal requirements governing employment are fully met
•	respect local legislative requirements and other local standards and circumstances.
Diversity
Approximately 7 per cent of our Company’s management are women, including one of our non-executive Directors, our Company Secretary and the President of Gas and Power. About 12 per cent of full-time employees at operated sites and offices are women.
We recognise that diversity issues are particularly sensitive at some specific sites and countries. Examples of ongoing policies and programs to address employment diversity issues include employment equity in South Africa and targeted indigenous employment programs in Australia, Canada, and the United States.
Recognising the historic employment equity issues of South Africa, this year we achieved our target of 40 per cent representation by ‘designated groups’1 at senior management level and middle management level and are trending towards the target at senior management level.
In support of Indigenous employment and training, this year we implemented a range of initiatives: 7.2 per cent of Iron Ore employees are Indigenous, 20 per cent of the Groote Eylandt permanent workforce is from Indigenous descent and 57 per cent of EKATI Diamonds skilled or professional employees are Northern Aboriginal.
Supply
We seek to ensure that the contracting of services, the purchase, hire or lease of equipment and materials, and activities with partners are carried out so as to minimise any adverse HSEC consequences and, where possible, to enhance community development opportunities. Our objective is to ensure that standards and procedures adopted by our contractors are consistent with BHP Billiton standards.
We recognise the value to local economies that can be delivered through our activities and consequently seek to encourage the development of local contractors and the use of local suppliers wherever possible. For example, our Black Economic Empowerment Procurement Policy has been rolled out at all South African operations.
Our Supply Optimisation in Emerging Markets (SOiEM) Team is focusing on supply chain governance as we look to procurement in new markets such as China and India.
Building on a broad supplier screening process, we are further developing our approach to business conduct and human rights screening of suppliers to ensure that we only select suppliers after careful consideration of both commercial factors and observed sustainability performance.
Economic Contributions
The economic contribution we make to society is much more than the financial profits we derive. Our contribution includes the value that flows from the broader contributions of our operations, such as payments to our employees and suppliers, and disbursements to governments, including taxes and royalties.
BHP Billiton supports the Extractive Industries Transparency Initiative. We are committed to working with our host governments that participate in this process and develop systems to report these payments.
In 2006, two of our South American mines participated in the International Council on Mining and Metal’s Resource Endowment Project to understand how to promote better socio-economic outcomes in natural resource development projects.

1.	‘Designated groups‘ are defined by the South African Employment Equity Act as African, Coloured, Indian and disabled males and females, and white females.

14	▲ BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006

Policy in Action – Case Studies
The case studies listed below appear in our Full Sustainability Report. They present examples of issues, initiatives, projects and programs across the Group and highlight some of the sustainability opportunities and challenges faced by our operations. In this Summary Report, we present in abbreviated form the five case studies indicated in colour.
Health
•	Employee Health – Read how BMA and Iron Ore are helping employees monitor and manage their health
•	Health Management – Kwinana Nickel Refinery conducts an industry-first baseline study of ingested nickel in employees
•	Community Health Clinics – Valesul and Hotazel are helping to improve health standards in local communities
•	HIV/AIDS – The Ethembeni Care Centre is a ‘Place Of Hope’ in southern Africa
•	Exposure Management – Pioneering technology for unloading coal dump wagons at BMA Hay Point alleviates employee health issues
Safety
•	Road Safety – Mt Arthur Coal, Minera Spence and Mozal demonstrate the programs to manage risks associated with vehicles and mobile equipment
•	Safety Leadership – Minera Spence employees SPOT the safety difference and Mozal achieves a safety breakthrough
•	Confined Space Management – An innovative tank cleaning system reduces the time people spend working in confined spaces
•	Learning from Fatalities – Escondida and Mozal turn the hard lessons of fatalities into substantial improvements in safety
•	Heavy Equipment – Illawarra Coal sets new standards with design for Operator’s Cabin in Load-Haul-Dump equipment
•	Aviation Safety – Company-wide Aviation Standards and Guidelines address the risks associated with flying
•	Safety in the Supply Chain – Our global Caterpillar alliance, deepwater drilling in the Gulf of Mexico and integrating local contractors into site-based HSE management systems show how we work with contractors to ensure their safety
Environment
•	Stewardship – Minimising coal loss during the mining process, supporting responsible jewellery practices and researching the feasibility of third-party certification of mining’s environmental and social performance demonstrate how we have embraced the principle of stewardship
•	Waste Recycling and Reuse – Alumar provides coal fines as a substitute for coke burned at a cement plant in the region.
•	Rehabilitation and Closure – Petangis, San Juan and San Manuel are testimony to our approach to closure planning
•	Biodiversity – Our Arid Recovery Program, camera trapping program in Suriname and approach to managing pastoral leases demonstrate how we manage the values of biodiversity
•	Spills Management – Angostura helps a local community to safeguard their environment in the event of an oil spill
•	Water Management – Ingwe’s Emalahleni Water Reclamation Project is a sustainable solution to a critical water issue
•	Energy Efficiency – EKATI shows how we can all reduce greenhouse gas emissions and help mitigate climate change
•	Environmental Management – EKATI and Olympic Dam engage our stakeholders in ways to reduce our environmental footprint
Community
•	Education – Partnering with Government in Western Australia, supporting South African Community Early Learning Centres and funding the Australian Tools for Change Program are just some of the ways we support education
•	Disaster Relief – Where host communities are prone to natural disasters – such as Pakistan, Chile, Trinidad and Tobago, and the US Gulf States – we help them with both disaster planning and relief
•	Alcohol Management – GEMCO and Iron Ore are helping communities address the problems associated with higher than average rates of alcohol consumption
•	Community Partnerships – Illawarra Coal and Escondida show the value associated with having community ownership of community programs
•	Community Development – Improving sanitation and providing clean water is enhancing living standards in Pakistan
•	Community Consultation and Engagement – Read how we employ a range of techniques to ensure different communities, such as local Peruvians and semi-nomadic Bedouin people in Algeria, are informed about our operations and that they have opportunities to express their views and engage in decision-making
•	Indigenous Governance – The Indigenous Governance Awards are providing important lessons about how to overturn disadvantage in Indigenous communities
•	Cultural Heritage – A heritage study of a proposed gas plant site in Australia’s Pilbara region is providing local Indigenous people with valuable information from the past
Socio-Economic
•	Working in Emerging Markets – The Company takes up the challenge of procuring supplies from emerging markets
•	Skills Development – Project Greenshoots and BMA’s Skills for Growth are helping to attract and retain people
•	Diversity – Building the profile of women in our workforce increases the diversity of our employee base
•	Indigenous Skills Development and Employment – EKATI and GEMCO lead the way in promoting employment and business opportunities for local Indigenous peoples
•	Mining Impact Analysis – Antamina and Escondida measure the socio-economic contribution of mining operations to their host countries
•	Supporting Local Suppliers – An important way we support our host communities is using local suppliers
•	Human Rights – Human rights aspects are integrated across our business, [ILLEGIBLE] by training in Algeria and Cerrejón

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006▲	15

Policy in Action – Case Studies continued
Health
Our approach to health management is based on controlling employee exposures and reducing occupational illnesses
Throughout the Company, there are numerous examples of our people developing and implementing innovative engineering solutions to activities that have high health-risk potential.
Stainless Steel Materials, Kwinana Nickel Refinery, Western Australia
As part of a comprehensive biological monitoring program in our Nickel West’s operations, Kwinana Nickel Refinery (KNR) undertook a study in 2005 to determine baseline levels of ingested nickel in employees and contractors. The study is the first of its kind to be conducted in the international nickel industry.
There are no standards setting safe levels of ingested nickel. Using the best available knowledge, a conservative protocol was developed for both the general workforce and pregnant workers, following research that suggested the possibility of high levels of ingested nickel leading to problems in female reproduction.
Samples were taken from a large number of employees and contractors over a 14-week period. Results revealed levels of nickel similar to that of non-occupationally exposed people, providing a level of assurance that ingested nickel exposures at KNR are not likely to cause reproductive harm.
Carbon Steel Materials, BHP Billiton Mitsubishi Alliance, Queensland, Australia
The coal from our mines is delivered by train to our coal terminal at Hay Point. It is conveyed in ‘bottom dump’ wagons, which have floors that open and allow the coal to be dumped into bins below. During transportation, the coal often becomes moist and some of it settles and sticks to the walls and floor of the wagons.
Operators at the dumpstations conventionally use jackhammers to vibrate the sides of the wagons, loosening the sticky coal and allowing it to drop into the bins. The use of jackhammers can give rise to health and safety issues. A project team addressed this challenge by developing an innovative machine that vibrates the wagons to loosen the coal. The pioneering technology has alleviated the health and safety issues and could potentially lead to full automation of the coal unloading process.
Saftey
Working closely with our contractors to ensure their safety management systems align with those of BHP Billiton
In addressing our challenge of Fatal Risks, a focus area is contractor safety management. We work closely with our contractors to ensure their safety management systems align with ours, and that they incorporate our Fatal Risk Control Protocols, so as to minimise any adverse HSEC consequences and, where possible, to enhance community development opportunities.
Corporate Global Supply
BHP Billiton and Caterpillar formed a strategic alliance in 2003 that has enabled our two companies to work towards common sustainability goals. The Alliance is investing in opportunities to better understand technologies that could address the long-term needs of our Company and other users of Caterpillar machinery through an integrated research and development program. Key areas of focus include safe access and egress for operators, reducing greenhouse gas emissions and developing fatigue management technologies.
Petroleum, Worldwide Drilling Group, Texas, US
In 2005, GlobalSantaFe, our drilling contractor in the region, and its ultra deepwater drillship, the CR Luigs, received the 2005 Safety Award for Excellence from the US Minerals Management Service of the US Department of the Interior, the primary regulator of the industry. Key to the excellent safety performance has been our concerted effort to work as a team, setting out to achieve Zero Harm to people and the environment and to outperform the industry in drilling efficiency.
Aluminium, Mozal, Mozambique
Our southern African aluminium smelters have developed a strategic framework designed to firstly, ensure that all contractors are aware of their contribution to the overall health, safety ad environmental performance on site and, secondly, facilitate the sharing of learnings and completion of projects. The strategic framework is divided into two risk profiles (Risk Profiling and Risk Management) and has five basic components: pre-qualification; tender and award selection; access and activation; execution and control; and performance management.

16	▲ BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006

Environment
Biodiversity loss due to competing land use is an issue of global concern, and one of our key sustainability challenges
We are committed to actively enhancing our contribution to biodiversity protection. A number of our sites operate in or near areas recognised as having high biodiversity values, underscoring the importance of biodiversity conservation. The majority of our sites have biodiversity considerations embedded in their overall environmental management system and many are actively engaged in biodiversity-related programs, often partnering with academia and research institutes to improve biodiversity outcomes.
Base Metals, Olympic Dam, South Australia
Located near our Olympic Dam mine, we initiated Arid Recovery, which is the largest fenced reserve in Australia from which all feral cats, foxes and rabbits have been removed. The reserve straddles the mine lease and four other pastoral properties, two of which are leased by the Company. Native animals and plants thrive within the 86-square-kilometre enclave, which has become both a centre for ecological research and the site of a nationally significant conservation program.
Aluminium, Bakhuis Concession Area, Suriname
As part of an exploration program in western Suriname, a camera trapping program was established in conjunction with Conservation International, an international not-for-profit organisation focused on conserving biodiversity, to record the diverse and abundant fauna of the concession area. Such a project provides a sound basis for the prediction of potential impacts of any future mining at Bakhuis, together with the responsible management of those operations.
Stainless Steel Materials, Nickel West, Western Australia
Nickel West is a major pastoral landowner facing many challenges. With the support of Western Australia’s Curtin University of Technology and the Centre for the Management of Arid Environments, we have established Ecosystem Management Understanding (EMU) projects for our pastoral holdings, designed to help us understand the complexity and inter-connectedness of rangeland biodiversity and adopt a sustainable approach to the environments in which we operate.
Community
Where host communities are prone to natural disasters, we help them with both disaster planning and relief
When natural disasters, such as hurricanes, earthquakes, floods and drought strike, the impact on our operations, employees and their families, and our host communities can be dire. Through our community development programs, we help with both disaster planning and relief programs. Our employees also assist through donations, volunteer work and fundraising, the value of which is matched by the Company through our Matched Giving Program.
Base Metals, Cerro Colorado, Chile
In June 2005 an earthquake struck Chile in the vicinity of our Cerro Colorado mine, killing eleven and affecting thousands. In the months following, the Company and different groups of our employees and contractors played an active part in the recovery process and development of a Plan for the Reconstruction of Tarapaca, an initiative of the national government.
Petroleum, Operations and Technology Team, US
Before the onset of the US hurricane season in 2005, we partnered in an aid project to collect, sort and distribute food and supplies, and support emergency shelters set up for evacuees. Following Hurricanes Katrina and Rita, our employees contributed hundreds of hours in relief efforts. Every contribution was needed as the 2005 hurricane season was the worst on record.
Petroleum, Zamzama Gas Project, Pakistan
The United Nations declared the October 2005 Pakistan earthquake to be the worst in recent history. We joined with the Government of Pakistan and various NGOs to support relief efforts. With the help of local and worldwide staff, our donations reached more than US$600,000 for urgent humanitarian programs, the reconstruction of houses, medical supplies and mobile medical units.
Petroleum, Angostura Integrated Oil and Gas Development, Trinidad and Tobago
As Tobago has been the victim of a number of natural disasters in recent years, we partnered with the Trinidad and Tobago Office of Disaster Preparedness and Management to provide basic cardiac life support training programs to various primary care institutions to ensure that they are equipped to assist in the preservation of human life.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006▲	17

Policy in Action — Case Studies continued
Socio-Economic
Measuring the socio-economic contribution of mining operations to their host countries
Our Antamina mine in Peru and Escondida mine in Chile participated in a major study by the International Council on Mining and Metals (ICMM) to understand how large-scale mining activity can impact the socio-economic development of host countries. In both cases, there is evidence that the mining operations have contributed to economic and social improvements and their efforts provide lessons on how to promote better socio-economic outcomes in natural resource development projects.
Natural resource endowments have contributed to broad-based and long-term socio-economic development in some countries, but the degree of development is not consistent across those countries. The ICMM study sought to understand why some countries have been able to avoid problems and how the dynamic forces that created good outcomes can be repeated.
A summary of the contribution of the two mines to employment and procurement and the contribution of the mining sector to national gross domestic product (GDP) and exports is presented in Table 1. Though modern industrial mining is highly mechanised, the numbers of people employed (either directly or indirectly) are substantial. Another striking employment characteristic is the generally low number of expatriate staff. At Antamina, the number of expatriate staff halved in the five years to 2005; 92 per cent of the staff come from the local region. At both mines, the value of the procurement of goods and services is substantial, as is the proportion that is sourced domestically.
Both mines have adopted social investment policies and have invested in a range of social and economic infrastructure initiatives. Escondida stated its commitment to a sustainable development framework from the outset and this has been reflected in various social investments in line with strategic priorities.
The ICMM analysis of the overall social and economic impacts of the mines shows that the GDP per capita of Region II, where Escondida is located, is more than twice the national average. The region also has the lowest poverty rates in Chile and the highest poverty alleviation rates (1990-2003). There is significant local procurement, resulting from deliberate targeting and fostering of suppliers, combined with efforts to build their capacities through a collaborative training and development process. Escondida has invested in human and social capital within Region II via a Foundation, with increasing emphasis on partnering with stakeholders to underpin the sustainability of social infrastructure. Additionally, the Company has developed in Antofagasta a training centre for the industrial and mining sectors.
From Antamina’s perspective, the Company has invested in enhancements to the social infrastructure of host communities in order to underpin their sustainability. It is not yet possible to ascertain whether mining has improved or undermined the regional human development index relative to the national average, and the limited size of the economy and young age of the mine mean that it is premature to assess the status of economic development and diversification definitively. Initiatives that have been put in place will take time to have an impact.
Social and community impacts of the mines are linked to a number of factors: the direct impacts of mining on incomes and employment, the mine’s social investment policies, the strength of local governance and local institutions, and also to some extent national policies for mining revenue redistribution and their effect on investments in social infrastructure by regional and local governments.
The ICMM report concludes with a summary of recommendations, which are reflected in the Chilean and Peruvian experiences at Escondida and Antamina, and include:
•	extending conventional commercial risk analysis to take account of perceived weaknesses in the capacity of governments at different levels to undertake economic development planning and management
•	building a sustainable domestic supply chain through procurement policies and activities that focus on building the capacity of local suppliers
•	implementing community development principles that focus on reducing poverty in host communities and underpinning their sustainability.
Table 1

Employment and other contributions	Escondida			Antamina
(highlights)	(Chile)			(Peru)
(Data is from the latest year available)
Total employment		2,930			3,524

Indirect employment
(Includes permanent contract employees located at the mines)		2,621			2,102

Estimated induced employment		12,300			5,815-8,810

Expatriate/Domestic employment		1%/99%			1%/99%

Procurement	US$	540 m		US$	265 m

Domestic procurement		85%			89%

Contribution to domestic tax revenue	US$	896	m	US$	319 m

National mining sector contributions to:
GDP		8.0%[1]			7.6%
Exports		57%			50%

1.	According to some estimates, the mining sector in Chile would represent more than 13% of the national GDP if indirect impact is considered (Ramos, Diaro Financiero, 2005)

18	▲BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006

Our Resources at Work

Customer												Diamonds and Specialty
Sector Group	Petroleum	Aluminium	Base Metals						Carbon Steel Materials			Products		Energy Coal	Stainless Steel Materials
	OIL AND												TITANIUM	THERMAL
Commodity	NATURAL GAS	ALUMINIUM	COPPER	GOLD	LEAD	SILVER	URANIUM*	ZINC	MANGANESE	IRON ORE	COKING COAL	DIAMONDS		COAL	NICKEL	COBALT
	Fuel, heating, electricity generation	High-tension power lines, wires and cables	Wire and cables, electrical wiring in buildings, electrical generators and motors		Lead-acid storage batteries (car batteries), remote area power storage		Electricity generation	Zinc carbon batteries	Dry cell batteries					Electricity generation, heating	Electricity generation turbines, batteries	Rechargeable lithium batteries for mobile telephones and laptop computers, jet engine turbines
	Carpets, paints, plastics	Door and window frames, wall cladding, roofing, awnings	Electrical wiring, plumbing pipes and tanks, roofing, light fixtures, treated timbers	Gold leaf for decoration	Roofing, plumbing, soundproofing, stained glass windows	Solder		Roofing, fences, doors, handles, paints, plumbing, nuts and bolts		Steelmaking, buildings, bridges, tools, cranes		Diamond grit and powder impregnated rock drilling bits, masonry drilling, machine tool tips and cutting discs	Pigment for paints, fabric, plastics, paper		Street furniture, building cladding, stainless steel	Tyre adhesives, magnets, carbide cutting tools
	Electricity generation, transport, furnace fuel	Propellers, body sheet (for ships, aeroplanes, vehicles), gearboxes, motor parts, wires, cables, packaging	Wires and cables, electrical wiring in buildings and vehicles, robotics, airconditioning and refrigeration units, scientific instruments	Electronics for computers, industrial equipment, aerospace technology, tinted-glass windows	Lead foil, radiation shields, toxic waste storage containers, dyes, solder	Photographic paper and film, medicines, super conductors	Electricity generation	Galvanising and corrosion protection, car bodies, carburettors, tyres	Steel alloys	Steelmaking, transport equipment, motor vehicles, farm machinery	Steelmaking	Polishing compounds for fine optical surfaces, jewel bearings, wire drawing dies	Titanium metal for aerospace equipment, engines, abrasives, ceramics, robotics	Electricity generation, heating, cement	Computer hard disks, surgical implements and implants, jet engines, food and beverage equipment, pharmaceutical equipment, vehicles, metal	Paints, enamels, glazes
hardening
	Plastic components, packaging	Components for TV sets, radios, refrigerators and airconditioners	Electrical appliances, telephone cables, microwave equipment, radio and TV sets	Electronic technology	Electronic and electrical appliances such as radios and TV sets (soldered connections)			Door handles and other household components, brass fittings		Refrigerators, washing machines, ovens		Knife ‘sharpeners’	Paper products, computer and TV screens		Colour TV tubes, kitchen sinks, white goods	Videotape coatings, heating elements on electric stoves
	Electricity, fuel for vehicles, fuel for cooking and heating, clothing fabric, plastic toys, pens	Beverage cans, bottle tops, foil wrap, foil semi- rigid containers, kettles and saucepans, cutlery, tennis racquets, softball bats, indoor and outdoor furniture, bicycles, vehicles	Ornaments, telephones, cooking utensils, home heating systems, decorative applications, coins	Jewellery, watches, currency, dentistry, decoration for dinnerware and ornaments	Computers, leadlight windows, glass in TV and computer screens for radiation protection	Jewellery, watches, dinnerware and ornaments, mirrors, cutlery, currency, medallions	Electricity	Medications, zinc cream, TV sets, computer parts, toys	Glass, ceramics, dry cell batteries	Food cans, vehicles, tools, cutlery, jewellery, watches		Jewellery	Cosmetics and sunscreens, fabric, clothing, jewellery, heart pacemakers, hip replacements, food colouring	Electricity, fuel for cooking and heating	Kitchen utensils, coins, mobile telephones, bathroom and kitchen fittings and fixtures

▪	Safeguards are in place to ensure that uranium produced by our Olympic Dam operation is used only for power generation in countries that are signatories to the Nuclear Non-Proliferation Treaty and have bilateral agreements with the Australian Government.

BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006▲	19

Offices

Ref	Country	Location
1	Australia	Adelaide s •
2	Australia	Brisbane •▲
3	Australia	Melbourne
(Global Headquarters) s • ▲
4	Australia	Newcastle▪
5	Australia	Perth s • ▲▪
6	Belgium	Antwerp •
7	Brazil	Rio de Janeiro • ▲
8	Canada	Vancouver ▲
9	Chile	Santiago s • ▲
10	China	Beijing • ▲
11	China	Shanghai •
12	Germany	Essen •
13	India	New Delhi • ▲
14	Indonesia	Jakarta •
15	Japan	Tokyo •
16	Korea	Seoul •
17	Mongolia	Ulaanbaatar ▲
18	Netherlands	The Hague •
19	Peru	Lima ▲
20	Russia	Moscow • ▲
21	Singapore	Singapore •
22	South Africa	Johannesburg s • ▲▪
23	Switzerland	Baar •
24	UK	London s
25	UK	Sheffield •
26	US	Houston s •
27	US	Pittsburgh •
s Corporate Centres
• Marketing Offices
▲ Minerals Exploration Offices
▪ Technology Centres
Petroleum

Ref	Country	Site/Asset	Description	Ownership
28	Algeria	Ohanet	Joint operator with Sonatrach of wet gas development	45%
29	Algeria	ROD Integrated Development	Onshore oil development	36.04%
30	Australia	Bass Strait	The Bass Strait operations produce oil, condensate, LPG, natural gas and ethane	50%
31	Australia	Griffin	Operator of oil and gas project offshore WA	45%
32	Australia	Minerva	Operator of Minerva gas field development in the Otway Basin	90%
33	Australia	North West Shelf	One of Australia’s largest resource projects, producing liquids, LNG and domestic gas	8.33-16.67%
34	Pakistan	Zamzama	Operator of onshore gas development	38.5%
35	Trinidad and Tobago	Angostura	Operator of oil field	45%
36	UK	Bruce/Keith	Oil and gas production in the UK North Sea (sold in August 2006)	16-31.83%
37	UK	Liverpool Bay	Operator of oil and gas development in the Irish Sea	46.1%
38	US	Gulf of Mexico	Interests in several producing assets, the Atlantis, Neptune and Shenzi developments, and a significant exploration acreage position	4.95-100%
-	Various	Exploration	Exploration interests in Algeria, Australia, Brunei, Maritime Canada, Colombia, Namibia, Pakistan, South Africa, Trinidad and Tobago, UK, US	—
Aluminium

Ref	Country	Site/Asset	Description	Ownership
39	Australia	Worsley	Integrated alumina refinery/	86%
			bauxite mine
40	Brazil	Alumar	Alumina refinery and aluminium	36-40%
			smelter
41	Brazil	MRN	Bauxite mine	14.8%
42	Mozambique	Mozal	Aluminium smelter	47.1%
43	South Africa	Hillside/Bayside	Two aluminium smelters	100%
44	Suriname	Paranam	Alumina refinery and bauxite mines	45%
Base Metals

Ref	Country	Site/Asset	Description	Ownership
45	Australia	Cannington	Silver, lead and zinc mine in north-west Queensland	100%
46	Australia	Olympic Dam	Large underground copper/uranium mine in South Australia	100%
47	Chile	Cerro Colorado	Copper mine in northern Chile, producing cathode copper through a SX-EW leach operation	100%
48	Chile	Escondida	The world’s largest copper mine, located in northern Chile	57.5%
49	Chile	Spence	Open cut copper mine under development	100%
50	Peru	Antamina	Large copper-zinc mine	33.75%
Carbon Steel Materials

Ref	Country	Site/Asset	Description	Ownership
51	Australia	GEMCO	Producer of manganese ore	60%
52	Australia	Illawarra Coal	Three underground coal mines	100%
53	Australia	Queensland Coal	World’s largest supplier of high-quality metallurgical coal for steel production	50-80%
54	Australia	TEMCO	Producer of manganese alloys (•)	60%
55	Australia	WA Iron Ore	Pilbara iron ore mine, rail and port operations	85–100%
56	Brazil	Samarco	An efficient low-cost producer of iron ore pellets	50%
57	South Africa	Samancor Manganese	Integrated producer of manganese ore (Hotazel Manganese Mines) and alloys (Metalloys)	60%
Diamonds and Specialty Products

Ref	Country	Site/Asset	Description	Ownership
58	Canada	Yellowknife	EKATI Diamond Mine in the Northwest Territories of Canada	80%
59	Mozambique	Corridor Sands	Titanium minerals project	90%
60	South Africa	Richards Bay Minerals	World’s largest producer of titanium slag	50%
Energy Coal

Ref	Country	Site/Asset	Description	Ownership
61	Australia	Hunter Valley
		Energy Coal	Mt Arthur Coal	100%
62	Australia	Illawarra Coal	Marketing agent for energy coal output	—
63	Australia	Queensland Coal	Marketing agent for energy coal output	—
64	Colombia	Cerrejon	Largest coal producer in Colombia	33.3%
65	South Africa	Ingwe	Largest coal producer in South Africa	100%
66	US	New Mexico	Mine-mouth operations	100%
		Coal
Stainless Steel Materials

Ref	Country	Site/Asset	Description	Ownership
67	Australia	Nickel West	Nickel assets including Mt Keith and	100%
			Leinster operations, Kalgoorlie nickel
			smelter and concentrator and Kwinana
			nickel refinery
68	Australia	QNI Yabulu	The Yabulu refinery is one of the world’s	100%
		Refinery	major laterite nickel cobalt processing
			plants
69	Australia	Ravensthorpe	Ravensthorpe nickel mine and processing	100%
		Nickel Project	facility (currently in development)
70	Colombia	Cerro Matoso	Integrated ferronickel mining and	99.8%
			smelting complex in north Colombia

▲ BHP BILLITON SUSTAINABILITY SUMMARY REPORT 2006	20

Recognition
BHP Billiton Employee HSEC Awards
The BHP Billiton Employee HSEC Awards encourage and recognise employees and their teams who openly embody the values expressed in our Charter and go beyond their day-to-day job requirements to care for fellow employees, the community and the environment.
Individual Excellence Award Short-listed Nominees
To be personally selected by the Chair of the Judging Panel, The Rt Hon Sir Ninian Stephen

Jannie Kleynsmith	Rossana Espinoza	Terry Fletcher	Eduardo Lara	Tarique MacDonald-Razvi	Trefor Penno
Aluminium, Bayside	Base Metals, Cerro	Base Metals, Ambrosia	Base Metals, Cerro	Carbon Steel Materials,	Carbon Steel Materials,
Aluminium Smelter,	Colorado, Chile	Lake, New Mexico, USA	Colorado, Chile	Western Australia Iron Ore	Western Australia Iron Ore
South Africa

Graham Perkins	Barry Quiroz	Aubrey Matuludi	Jim Trench	Muliawan Margadana
Carbon Steel Materials,	Minerals Exploration,	Energy Coal, Ingwe,	Petroleum Products	BHP Billiton Indonesia,
BHP Billiton Mitsubishi	East Asia, Beijing, China	Middelburg Mine,	Marketing, Supply &	Jakarta Office, Indonesia
Alliance, Peak Downs		South Africa	Trading, Singapore
Mine, Australia
Award Finalists (all finalists are team representatives)

Health	Safety	Environment	Community
Fatigue Management (Tony O’Keefe)	Six Sigma Visibility Project	San Manuel Mine Reclamation Project	Drought Relief Program
Carbon Steel Materials,	(John Mitchell)	(John Kline)	(Salvador Traquino)
Western Australia Iron Ore	Energy Coal, Mt Arthur Coal,	Base Metals, San Manuel Mine, USA	Aluminium, Mozal, Mozambique
Reducing Dust and Noise	Hunter Valley, Australia	Miami Unit No 2 Tailings Site	Mozlink II (Frans-Jozef Jaspers)
Generation during Metal Ladle	Behaviour Based Competence Model	Reclamation (David Unger)	Aluminium, Mozal, Mozambique
Lifting Beam Testing (Ramiro Roy)	(Ramón Parrguez)	Base Metals, Pinto Valley Operation,	Groote Eylandt Liquor Management
Aluminium, Mozal, Mozambique	Base Metals, Escondida,	USA	Plan (Rick Peters)
Bird Flu Pandemic Preparedness	Second Region, Chile	Punta Negra Salt Lake	Carbon Steel Materials, GEMCO,
Project (Yusdi Sangadji)	Reducing Road Transport Risks	Biodiversity Monitoring Plan	Australia
Jakarta Office, Indonesia	(John Christowitz)	(Nora Patricia González Jorquera)
Nickel Hygiene Baseline Study			Professional Skills Development
	Aluminium, Mozal, Mozambique	Base Metals, Escondida, Chile	Program (Ralph Chelotti)
(Iona Williamson)	Zero Incident Process (Nicole Sabourin)	Arid Recovery (John Read)	Carbon Steel Materials, Samarco
Stainless Steel Materials, Kwinana	Diamonds and Specialty Products,	Base Metals, Olympic Dam, Australia	Mineração S.A., Brazil
Nickel Refinery, Australia	EKATI Diamond Mine, Canada	Shenzi Subsea Architecture	Community Relocation Project
Hallmark Nickel Prospect Community	Eliminating High Risk Activities in	Optimisation (David Trench)	(Luis Alberto Ponguta)
and Health Development Project	Drilling Operations (Dale Bradford)	Petroleum, Shenzi Development,	Stainless Steel Materials,
(Carlito Rena)	Petroleum, Worldwide Drilling Team,	Gulf of Mexico, USA	Cerro Matoso, Colombia
Minerals Exploration, Region XI,	Houston, USA	Tank Cleaning System (Patrick Fee)	Livestock Training Program
Philippines	Contractors Safety Awareness Program	Petroleum, Fourchon Shore Base, USA	(Sheldon Narine)
Improving Ergonomic Conditions at	(Muhammad Aftab Khan)	Ore Moisture Conditioning Project	Petroleum, Angostura Oil and
Horizontal Direct Chilled Casting	Petroleum, Pakistan Asset, Islamabad,	(John Groves)	Gas,Trinidad and Tobago
Machine (Sebastião Rodrigues)	Pakistan	Carbon Steel Materials, WA Iron Ore,	Community Sanitation Program
Aluminium, Valesul Alumínio S.A.,	Measuring Contractor Performance	Australia	(Humera Malik)
Rio de Janeiro, Brazil	(Johan Badenhorst)	Reusing Town Treated Effluent	Petroleum, Zamzama Asset, Pakistan
Digital Noise Display Board	Energy Coal, Ingwe, Middelburg Mine,	Program (Carl Bagnall)	Fish Farming Development Program
(Mariaan Smit)	South Africa
		Energy Coal, Mt Arthur Coal,	(José Haroldo Chaves Paulo)
Energy Coal, Ingwe, Khutala Colliery,
	BMA Haul Road Watering Project	Hunter Valley, Australia	Aluminium, Mineração Rio do Norte,
Mpumalanga, South Africa
	(Ross Truelson)	Brazil Nut Germplasm Bank	Brazil
Risk Based Medical Assessments	Carbon Steel Materials, BHP Billiton
		(Ademar Cavalcanti Silvi)	Tintaya Foundation (Alfredo Zuniga)
(Samantha Lee)	Mitsubishi Alliance, Peak Downs Mine,
		Aluminium, Mineração Rio do Norte,	Base Metals, Tintaya, Peru
Petroleum, Australia Operated	Australia
		Brazil	Valesul Volunteer Program
Asset Team, Griffin Venture,
Western Australia	Dozer Training Package (Edan Stolberg)	Coal Fine Reuse as Secondary Fuel	(Victor Ladeira)
	Carbon Steel Materials, BHP Billiton	(Emanoel Varão)	Aluminium, Valesul Alumínio S.A.,
Fatigue and Sleep Control (Horatio Reeves)	Mitsubishi Alliance, Australia	Aluminium, Alumar, Brazil	Brazil
Base Metals, Antamina, Peru	HSEC Contacts Process
(Anthony Peterson)
Fatigue Management in Coal Mining Program (Garry Hughes)	Carbon Steel Materials, BHP Billiton Mitsubishi Alliance, Goonyella Riverside		The excellence, highly commended and merit award recipients will be listed in our Full Sustainability Report following their announcement at the Awards presentation to take place on 12 September 2006.
Carbon Steel Materials, BHP Billiton Mitsubishi Alliance, Peak Downs Mine, Australia	Mine, Australia
BHP BILLITON SUSTAINABILITY SUMMARY 2006

About BHP Billiton
BHP Billiton is the world’s largest diversified resources company, with a portfolio of high-quality, long-life assets and a significant pipeline of growth projects. We have around 38,000 employees working in more than 100 operations and offices in 25 countries (see our BHP Billiton locations map).
The headquarters of BHP Billiton Limited, and the global headquarters of the combined BHP Billiton Group, are located in Melbourne, Australia. BHP Billiton Plc is located in London, United Kingdom. The Group has primary listings on the Australian and London Stock Exchanges.
We have adopted a business model based on customer-oriented groupings called Customer Sector Groups (CSGs). This structure reflects our focus on the needs of our customers.
Each CSG is a substantial business in its own right, and several are leaders in their respective fields. They have autonomy to optimise their businesses, with clear accountabilities. The CSGs are Aluminium, Base Metals, Carbon Steel Materials (includes Metallurgical Coal, Iron Ore and Manganese), Diamonds and Specialty Products, Energy Coal, Petroleum, and Stainless Steel Materials. Our key markets include downstream refiners and processors of raw materials, such as steelworks, smelters, petroleum refiners, power stations and diamond cutters.
Last year we welcomed WMC Resources Ltd to the Group and this year commenced reporting on the activities of former WMC assets.
In line with the values expressed in our Charter, throughout our operations we have an overriding commitment to health, safety, environmental responsibility and sustainable development.